VIA EDGAR

May 11, 2023

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Cindy Polynice

Re:	LumiraDx Limited

Acceleration Request for Registration Statement on Form F-3

File No. 333-271624

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), LumiraDx Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 15, 2023, at 4:01 p.m., Eastern time, or as soon thereafter as practicable, unless the Company or our outside counsel, Fried, Frank, Harris, Shriver & Jacobson (London) LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Ian Lopez or John J. Satory of Fried, Frank, Harris, Shriver & Jacobson (London) LLP at +44 20 7972 9600. Thank you for your assistance with this matter.

Sincerely,

LUMIRADX LIMITED

/s/ Dorian LeBlanc
Dorian LeBlanc
Chief Financial Officer

cc:	Veronique Ameye, LumiraDx Limited

Ian Lopez, Fried, Frank, Harris, Shriver & Jacobson (London) LLP

John J. Satory, Fried, Frank, Harris, Shriver & Jacobson (London) LLP

LumiraDx Limited

c/o Ocorian Trust (Cayman) Limited

PO Box 1350

Windward 3

Regatta Office Park

Grand Cayman KY1-1108, Cayman Islands